NEWS RELEASE

New York - AG	April 29, 2026
Toronto - AG
Frankfurt - FMV

First Majestic Announces 2025 Sustainability Report
and Mailing of 2026 AGM Meeting Materials

Vancouver, British Columbia, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the release of its 2025 Sustainability Report and the mailing of its meeting materials for the Company's 2026 Annual General Meeting of Shareholders (the "2026 AGM").

2025 SUSTAINABILITY REPORT

The Company's 2025 Sustainability Report has been drafted primarily in alignment with the Sustainability Accounting Standards Board ("SASB") reporting standards, and summarizes the Company's sustainability-related performance for the 2025 calendar year.

• Carbon Reduction: Reporting our lowest carbon intensity on record, achieving a 21% annual reduction in carbon footprint per tonne of ore processed, and an overall reduction in carbon intensity of 49% since our first report in 2019.

• Community Involvement: Partnered with our local communities on impactful projects, investing US$2.4 million in our communities in 2025. In addition, we completed a third-party community social impact assessment at all operating sites to proactively monitor community needs and expectations.

• Supportive Workplaces: Continued our workplace programs to support retention and employee wellbeing. As a result of these ongoing actions, 70% of our employees have a tenure over 6 years and in 2025 91% of working mothers returned to their roles after maternity leave.

• Stable safety performance: Maintained the Company's world-class safety performance, achieving 0.55 Total Recordable Incident Frequency Rate ("TRIFR") and 0.12 Lost Time Incident Frequency Rate ("LTIFR").

• Third-Party Recognition: We continued our trend of improvement within sustainability ratings and rankings, by the end of 2025 placing in the top 10% of the mining industry as ranked by ISS ESG, top 25% by S&P Global, top 34% by Sustainalytics, and top 15% by the London Stock Exchange Group.

The 2025 Sustainability Report provides shareholders and stakeholders of First Majestic an annual progress report against its public sustainability commitments. The Company is pleased to share that in 2025 First Majestic met all its sustainability targets and commitments, successfully integrated Los Gatos into its portfolio, and is reporting its lowest carbon intensity on record.

"Our 2025 Sustainability Report's theme of Growing in Harmony reflects what matters most at First Majestic: operating with integrity, protecting our people and the environment, and creating long-term value," said Keith Neumeyer, CEO. "In a year marked by record production, financial performance and the successful integration of Los Gatos , we demonstrated that strong performance and responsible mining go hand in hand; guided by the values that have long defined our Company."

"The acquisition of Los Gatos in 2025 was a defining moment for First Majestic, and Growing in Harmony captures how closely aligned our teams, values, and sustainability strategies truly are," said Mani Alkhafaji, President & Chief Corporate Development Officer. "This integration strengthened our portfolio while reinforcing our commitment to safe, environmentally responsible mining and meaningful partnerships with our communities."

For further performance data and information about how First Majestic manages sustainability-related areas of its business, the 2025 Sustainability Report and accompanying documents are available on the Sustainability Report Hub of the Company's website at www.firstmajestic.com/sustainability/report-hub/.

2026 AGM INFORMATION

The Company's 2026 AGM will be held on Wednesday, June 10, 2026, at 10:00 a.m. (Pacific Time) at the offices of Bennett Jones LLP, located at Suite 2500 - 666 Burrard Street, Vancouver, British Columbia  V6C 2X8.

As in prior years, the Company has adopted the notice and access model ("Notice and Access") under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery to shareholders of record as of April 15, 2026 (the "Record Date") of the Notice of Meeting, Management Information Circular, Form of Proxy or Voting Instruction Form (as applicable) and our audited financial statements and management's discussion and analysis for the year ended December 31, 2025 (collectively, the "Meeting Materials") in connection with the 2026 AGM.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details relating to the 2026 AGM such as the date, location and purpose, as well as information on how they can access the Meeting Materials electronically.  Using the Notice and Access method allows the Company to deliver the Meeting Materials to our shareholders in a more environmentally friendly and sustainable way that helps reduce paper usage and our carbon footprint, and it reduces the printing and mailing costs.  However, shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials, and any other shareholders who wish to receive a printed copy of the Meeting Materials may follow the instructions set out in the Notice and Access notification that they will receive.

The Company has retained the Laurel Hill Advisory Group ("Laurel Hill") to assist anyone who is a First Majestic shareholder as of the Record Date with voting their shares.  Once you have received the Meeting Materials in the mail, if you need assistance with voting your First Majestic shares, please reach out to Laurel Hill by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (text and call enabled outside North America, please text "INFO" to either number), or by email at assistance@laurelhill.com.

The Meeting Materials for the 2026 AGM are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at https://www.firstmajestic.com/investors/agm-materials/.  Please review the Meeting Materials for instructions relating to voting your First Majestic shares.

The Company looks forward to the support of its shareholders at the 2026 AGM, and notes that management recommends that shareholders vote "FOR" all resolutions that are set out in the Meeting Materials.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine, which is an advanced-stage development asset that was placed on temporary suspension in March 2023.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at http://www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"Signed"

Keith Neumeyer, CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "forward‐looking statements").  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise.